Exhibit 8.4

[Baker Botts L.L.P. Letterhead]

FORM OF OPINION

[Closing Date]

Pacific Energy Partners, L.P.
5900 Cherry Avenue
Long Beach, California 90805

Re:
Merger of Pacific Energy Partners, L.P. with and into Plains All American Pipeline, L.P.

Ladies and Gentlemen:

        We have acted as counsel to Pacific Energy Partners, L.P., a Delaware limited partnership ("Pacific"), in connection with the merger (the "Merger"), as defined and described in the Agreement and Plan of Merger dated as of June 11, 2006 (the "Merger Agreement"), by and among Plains All American Pipeline, L.P., Plains AAP, L.P., Plains All American GP LLC, Pacific, Pacific Energy Management LLC, and Pacific Energy GP, LP. A registration statement on Form S-4 relating to the Merger was filed with the U.S. Securities and Exchange Commission (the "Commission") on July 12, 2006 (Registration No. 333-135712) (with all amendments thereto, the "Registration Statement").

        We have examined the Merger Agreement and the Registration Statement, including the joint proxy statement/prospectus that forms a part of the Registration Statement. In addition, we have reviewed certain certificates of officers of the general partner of Pacific and have reviewed certain certificates of officers of the general partner of Plains, and we have relied on such certificates with respect to certain factual matters that we have not independently established.

        We are rendering this opinion as of the closing date of the Merger in accordance with Section 6.3(b) of the Merger Agreement.

        Based on the foregoing, and subject to the assumptions, limitations and qualification set forth herein, it is our opinion that, for U.S. federal income tax purposes, except with respect to fractional units, (i) Pacific, Pacific Energy GP, LP, Pacific Energy Management LLC, and their subsidiaries will not recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code), and (ii) no gain or loss will be recognized by holders of Pacific common units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code).

        A Pacific unitholder's initial tax basis for his Plains common units received in the Merger will be equal to his tax basis in the Pacific common units exchanged therefor, minus his share of Pacific nonrecourse liabilities immediately before the Merger, plus his share of Plains nonrecourse liabilities immediately following the Merger.

        A Pacific common unitholder's holding period for the Plains common units received in the Merger that are attributable to Pacific's capital assets or assets used in its business as defined in Section 1231 of the Internal Revenue Code will include Pacific's holding period for those assets. The holding period for Plains common units received by a Pacific unitholder attributable to other assets of Pacific, such as inventory and receivables, will begin on the day following the Merger.

        A Pacific unitholder who receives cash instead of a fractional Plains common unit in the Merger will generally recognize gain or loss equal to the difference between the amount of cash received and the unitholder's adjusted tax basis allocable to such fractional common unit.

        The opinion set forth herein is based on our interpretation of current provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Merger, or any inaccuracy in the statements, facts, assumptions and representations on which we have relied may affect the validity of the opinion set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. Our opinion is not binding upon the Internal Revenue Service or a court and will not preclude the Internal Revenue Service or a court from adopting a contrary position. No opinion is expressed on any matter other than those specifically covered by the opinion herein.

        This opinion is delivered to you solely for your benefit in connection with and for purposes of the transactions contemplated by the Merger Agreement and is not to be relied upon by any other person, quoted in whole or in part, or otherwise referred to (except in a list of closing documents), nor is it to be provided to any other person without our prior written consent. Notwithstanding the foregoing sentence, we consent to the filing of this letter as Exhibit 8.4 to the Registration Statement actually filed with the Commission. In giving our consent, we do not admit that we are (i) experts within the meaning of Section 11 of the Securities Act or (ii) within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

                      Very truly yours,

IRS Circular 230 Disclaimer: Under applicable Treasury regulations, this advice is not intended or written to be used, and cannot be used, for the purpose of avoiding any penalties. If you would like an opinion upon which you can rely to avoid penalties, please contact the sender to discuss.